EXHIBIT 99.1

Just Energy Announces Amendments to Debt Covenants

TORONTO, April 01, 2020 (GLOBE NEWSWIRE) -- Just Energy Group Inc. (“Just Energy” or the “Company”) (TSX:JE) (NYSE:JE) announced today that it has amended its senior secured credit facility to increase the senior debt to EBITDA covenant ratio from 1.50:1 to 2.15:1 and the total debt to EBITDA covenant from 3.50:1 to 4.00:1 for the fourth quarter of the Company’s fiscal year ended March 31, 2020 (the “fourth quarter of Fiscal 2020”).  In addition, the Company has amended the covenants on its senior unsecured term loan facility to increase the senior debt to EBITDA covenant ratio from 1.65:1 to 2.30:1 and the total debt to EBITDA covenant from 3.50:1 to 4.25:1 for the fourth quarter of Fiscal 2020. Both changes are effective for the fourth quarter of Fiscal 2020 and the covenants will revert to the prior levels following March 31, 2020.

“During this unprecedented time, Just Energy has taken the prudent step to renegotiate terms of our debt covenants,” said Scott Gahn, President and Chief Executive Officer of Just Energy. “We continue to work with our senior lenders on a more robust extension of our credit facility to support the long-term health of the business.”

Mr. Gahn added, “As a result of the COVID-19 pandemic, we have taken several proactive steps to support the health and wellbeing of our customers, employees, their families and the communities in which we operate, including suspending door-to-door selling, in-store retail partnerships and all business travel.  While this decision will adversely affect sales in the short term, it will have a positive near-term liquidity impact due to decreasing selling costs. We are also continuing to reach customers through our digital marketing presence.  In addition, we are closely monitoring the directives from health authorities and the impact of COVID-19 on our business. We remain committed to playing our part in limiting the spread of the virus.”

About Just Energy Group Inc.

Just Energy is a consumer company focused on essential needs, including electricity and natural gas commodities; health and well-being, such as water quality and filtration devices; and utility conservation, bringing energy efficient solutions and renewable energy options to consumers. Currently operating in the United States and Canada, Just Energy serves residential and commercial customers. Just Energy is the parent company of Amigo Energy, EdgePower Inc., Filter Group Inc., Hudson Energy, Interactive Energy Group, Tara Energy, and TerraPass. Visit https://investors.justenergy.com to learn more. Also, find us on Facebook and follow us on Twitter.

NON-IFRS MEASURES

The financial measures, such as “EBITDA”, do not have a standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and may not be comparable to similar measures presented by other companies. These financial measures should not be considered as an alternative to, or more meaningful than, net income (loss), cash flow from operating activities and other measures of financial performance as determined in accordance with IFRS, but the Company believes that these measures are useful in providing relative operational profitability of the Company’s business. Please refer to “Key Terms” in the Just Energy Fiscal 2019 Annual Report’s management’s discussion and analysis for the Company’s definition of “EBITDA” and other non-IFRS measures.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements including, but not limited to, statements and information regarding the Company’s ability extend the credit facility, the Company’s ability to reach customers through its digital marketing presence, the ability of the Company to preserve its cash, and as to the impact of COVID-19 on the Company’s business. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated, and the Company undertakes no obligation to update or revise any forward-looking statement. These risks include, but are not limited to, the impact of the evolving COVID-19 pandemic on the Company’s business and sales including risks associated with reliance on suppliers, uncertainties relating to the ultimate spread, severity and duration of COVID-19 and related adverse effects on the economies and financial markets of countries in which the Company operates, the ability of the Company to successfully implement its business continuity plans with respect to the COVID-19 pandemic, the ability of the Company to extend its credit facility, the results of strategic review process, the ability of the Company to reduce selling, marketing and general and administrative expenses and the quantum of such reductions and the impact thereof on the Company’s current fiscal year, the Company’s ability to identify further opportunities to improve its cost structure, general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy’s operations, financial results or dividend levels are included in Just Energy’s annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com and the U.S. Securities and Exchange Commission’s website at www.sec.gov or through Just Energy’s website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Just Energy
713-544-8191
jbrown@justenergy.com

or

Investors
Michael Cummings
Alpha IR
Phone: (617) 982-0475
michael.cummings@alpha-ir.com

Media
Boyd Erman
Longview Communications
Phone: 416-523-5885
berman@longviewcomms.ca

Source: Just Energy Group Inc.